UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Unregistered Sales of Equity Securities.

On March 11, 2024, Freight Technologies, Inc. (the “Company”) entered into a Term Note Purchase Agreement with Freight Opportunities LLC (the “Lender”) pursuant to which the Lender agreed to provide the Company with a term loan of $750,000 (the “Principal Amount”). The term loan is for a period of one (1) year and accrues interest at eight percent (8%) per annum, which is reset daily.

The Company may prepay term loan in whole or in part without penalty. However, if the Company were to raise capital through the sale of equity interests or new securities (as defined in the Term Note Purchase Agreement) for cash, the Company shall direct 100% of such net proceeds from such issuance to repay the term loan. Any prepayment shall include interest due on the portion of the term loan prepaid accrued up to the prepayment date.

The term loan is subject to standard representations and warranties and closing conditions customary to a loan of this nature.

The term loan closed on March 11, 2024 to which the Company issued the Term Note in favor of the Lender as evidence of the term loan.

The Term Note is issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder, for transactions not involving a public offering.

The foregoing does not purport to be a complete description of the term loan and is qualified in its entirety by reference to the full text of the Term Note Purchase Agreement and Term Note, which are filed as Exhibits 10.1and 10.2, respectively and incorporated herein by reference.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
10.1	Term Note Purchase Agreement
10.2	Term Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer